December 28, 2005

Mail Stop 4561

Via U.S. Mail and Facsimile

Russell Field
President, Director, Chief Executive Officer
Globepan Resources, Inc.
6518 121st Street, Suite 5
Surrey, British Columbia
Canada V3W 1C4

	Re:	Globepan Resources, Inc.
		Registration Statement on Form SB-2
      Amendment No. 2 Filed December 8, 2005
		Registration No. 333-128226

Dear Mr. Field:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your disclosure that this is the initial public
offering
of Globepan by the selling shareholders who will sell your shares at
$.30 per share until your shares are quoted on the OTCBB at which time they will sell at prevailing market prices. Since you are not S-
3 eligible, if this offering constitutes a primary offering rather than an offering by or on behalf of persons other than the registrant, sales will have to be made at a fixed price for the duration of the offering. As we stated in our prior comment 1 your offering appears to constitute an offering by or on behalf of the registrant under Rule 415(a)(4) since the registration statement covers the resale of all outstanding securities other than that held by Mr. Field, your sole officer, director, employee and 45%
shareholder.   We note your response to prior comment 1 that no
securities are being sold by or on behalf of the registrant and therefore you meet the requirements of an offering by or on behalf of persons other than the registrant. However, it unclear how you concluded that the resale of all of Globepan`s shares, except Mr. Field`s shares, which were purchased at significantly discounted prices shortly before the filing of your registration statement does not constitute a primary offering of equity securities on behalf of the registrant. Please significantly expand your response to provide analytical support for your conclusion since the issue of whether an offering styled a secondary one is really one on behalf of the issuer is a difficult factual one and not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, and whether under all the circumstances it appears that the sellers are acting as conduits for the issuer. See the July 1997 Manual of Publicly Available Telephone Interpretations, D. 29, for guidance.

Risk Factors

If a market for our shares does not develop...page
2. We note the added disclosure on the cover page and on page 11 in response to previous comment 10. However, please make similar revisions to the disclosure on page 10 where you state that you will apply for "listing" on the over the counter bulletin board. You should revise to clarify that the shares with be "quoted" on the bulletin board subject to approval of the application submitted by the market maker.

Property Agreement, page 21
3. We note your response to previous comment 17. Please add a risk factor clarifying that the mineral claims to the NALK property that you hold are held in trust by the seller and discuss the related risk should the seller become bankrupt or transfer the claims to a third party. Please also tell us what consideration you have given to including a risk factor discussing the risks to your continued ownership of the claims if the government changes the exploration work requirements.

Financial Statements

Note 3 - Mineral Property, page 37
4. We have reviewed your response to comment 26. Please clarify here and in the "Property Agreement" section on page 21whether or not there are any other costs associated with extending the claims (e.g.
filing fees, etc) or whether there are any restrictions on the number of times that the claim may be extended.
5. In addition please clarify here and throughout your document whether the BSM-2 claim is part of the NAK claims.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested additional information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	 Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact William Demarest at 202-551-3432 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3495 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief


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Russell Field
Globepan Resources, Inc.
December 28, 2005
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